Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington D.C. 20549

August 20, 2014

Re:	IMAX Corporation (the “Company”)

Staff comment letter regarding

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 21, 2014

File No. 001-35066

Dear Ms. Ravitz,

We are in receipt of your letter dated August 19, 2014 concerning staff comments to the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed February 21, 2014. The Company hereby advises you that it will respond to your letter no later than Friday, September 19, 2014. The additional time is primarily required as a result of scheduling appropriate review given summer vacation schedules.

Should the additional time to respond to your letter be problematic in any way, please contact me at (212) 821-0166 at your earliest convenience. I thank you in advance for your consideration in this matter.

Yours truly,

/s/ JOSEPH SPARACIO

Joseph Sparacio

Executive Vice-President

and Chief Financial Officer

cc:	PricewaterhouseCoopers LLP

Jason Lehner, Shearman & Sterling LLP

IMAX CORPORATION

110 East 59th St., Suite 2100

New York, NY, USA 10022

t 212.821.0100

f 212.371.7584

www.imax.com